Exhibit 24(b)(8.155)

RULE 22C-2 AGREEMENT

This AGREEMENT, dated April 16, 2007, is effective as of the 16th day of October, 2007, between Neuberger Berman Management Inc. (NBMI) and ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. (individually an “Intermediary” and collectively the “Intermediaries”).

WHEREAS, NBMI is the principal underwriter and adviser of registered investment companies and their separately designated series (each such series or series hereinafter established referred to herein as the “Funds”)

WHEREAS, the Intermediaries have adopted policies and procedures to monitor and deter excessive trading activity within the mutual funds, including the Funds, available through the variable annuity, variable life insurance and variable retirement plan products which they offer (the “Variable Products”); and

WHEREAS, the Intermediaries’ policies and procedures to monitor and deter excessive trading activity within the mutual funds available through their Variable Products are attached hereto and made part of this Agreement as Schedule A (the “Excessive Trading Policy”);

WHEREAS, NBMI desires for the Intermediaries to monitor and deter excessive trading activity in the Funds in accordance with the Intermediaries’ Excessive Trading Policy; and

WHEREAS, the parties desire to otherwise comply with the requirements under Rule 22c-2 of the Investment Company Act of 1940, as amended (“Rule 22c-2”).

NOW, THEREFORE, in consideration of the mutual covenants herein contained, which consideration is full and complete, NBMI and the Intermediaries hereby agree as follows:

A.                Agreement to Monitor and Deter Excessive Trading Activity.

1.                  The Intermediaries agree to monitor and deter excessive trading activity in the Funds which are available through their Variable Products in accordance with the Intermediaries’ Excessive Trading Policy.  Said Excessive Trading Policy may be amended from time to time with the consent of the parties, which consent will not be unreasonably withheld.

2.                  The Intermediaries agree to provide NBMI the taxpayer identification number (“TIN”), if requested, or any other identifying factor that would provide acceptable assurances of the identity of all shareholders that are restricted to regular U.S. mail trading under the Intermediaries’ Excessive Trading Policy.

B.                 Agreement to Provide Shareholder Information.

1.                  Each Intermediary agrees to provide NBMI, upon written request, the following shareholder information with respect to Covered Transactions involving the Funds:

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a.                   The taxpayer identification number (“TIN”) or any other government issued identifier, if known,  that would provide acceptable assurances of the identity of each shareholder that has purchased, redeemed, transferred or exchanged shares of a Fund through an account directly maintained by the Intermediaries during the period covered by the request;

b.                  The amount and dates of, and the Variable Product(s) associated with, such shareholder purchases, redemptions, transfers and exchanges; and

c.                   Any other data mutually agreed upon in writing.

2.                  Under this Agreement the term “Covered Transactions” are those transactions which the Intermediaries consider when determining whether trading activity is excessive as described in their Excessive Trading Policy.

3.                  Requests to provide shareholder information shall set forth the specific period for which transaction information is sought.  However, unless otherwise agreed to by the Intermediaries, any such request will not cover a period of more than 180 consecutive calendar days from the date of the request.

4.                  Each Intermediary agrees to provide the requested shareholder information promptly upon receipt of the request, but in no event later than 10 business days after receipt of such request, provided that such information resides in its books and records.  If shareholder information is not on the Intermediary’s books and records, the Intermediary agrees to use reasonable efforts to obtain and transmit or have transmitted the requested information from the holder of the account.

5.                  Responses required by this paragraph B must be communicated in writing and in a format mutually agreed upon by the parties. To the extent practicable, the format for any transaction information provided to NBMI should be consistent with the DTCC Standardized Data Reporting Format.

C.                Agreement to Restrict Trading.

            1.         Each Intermediary agrees to execute written instructions from NBMI to restrict or prohibit further Covered Transactions involving Fund shares by a shareholder who has been identified by NBMI as having engaged in transactions in shares of a Fund (through an account directly maintained by the Intermediary) that violate the policies and procedures established by the Funds for the purposes of eliminating or reducing frequent trading of Fund shares.

            2a.       For those Shareholders whose information is not on the Intermediary’s books and records, the Intermediaries agree to execute or have executed the written instructions from the Fund to restrict or prohibit trading as soon as reasonably practicable, but no later than 10 Business Days after receipt of the instructions by the Intermediaries.  The Intermediaries will provide written confirmation to the Fund as soon as reasonably practicable that such instructions have been executed but not later than 10 business days after the instructions have been executed.

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2b.       For those Shareholders whose information is not on the Intermediaries’ books and records the Intermediaries agree to execute or have executed the written instructions from the Fund to restrict or prohibit trading as soon as reasonably practicable, but no later than 10 Business Days after receipt of the instructions by the Intermediaries.  The Intermediaries will provide written confirmation to the Fund as soon as reasonably practicable that such instructions have or have not been executed.  If an indirect intermediary is unable or unwilling to restrict or prohibit trading by a Shareholder, upon the Funds’ written request, the Intermediary will restrict or prohibit transactions in Fund Shares by the Indirect Intermediary.

3.         Instructions to restrict or prohibit further Covered Transactions involving Fund shares must include:

a.                   The reason for requesting the restriction(s) and/or prohibition(s), supporting details regarding the transaction activity which resulted in the restriction(s) and/or prohibition(s)s and the applicable sections of the Fund’s frequent trading policy and procedures that have been violated;

b.                  The specific restriction(s) and/or prohibition(s) to be executed, including the length of time such restriction(s) and/or prohibition(s) shall remain in place;

c.                   The TIN or any other government issued identifier, if known by NBMI, that would help the Intermediaries determine the identity of affected shareholder(s); and

d.                  Whether such restriction(s) and/or prohibition(s) are to be executed in relation to all of the affected shareholder’s Variable Products, only the type of Variable Product(s) through which the affected shareholder engaged in transaction activity which triggered the restriction(s) and/or prohibition(s) or in some other respect.  In absence of direction from NBMI in this regard, restriction(s) and/or prohibition(s) shall be executed as they relate to the Intermediary’s Variable Product(s) through which the affected shareholder engaged in the transaction activity which triggered the restriction(s) and/or prohibition(s).

D.                Limitation on Use of Information.

NBMI agrees neither to use the information received from the Intermediary for any purpose other than to comply with SEC Rule 22c-2 and other applicable laws, rules and regulations, nor to share the information with anyone other than its employees who legitimately need access to it.  Neither NBMI nor any of its affiliates or subsidiaries may use any information provided pursuant to this Agreement for marketing or solicitation purposes.  NBMI will take such steps as are reasonably necessary to ensure compliance with this obligation.

Each Party shall indemnify and hold harmless the other and their respective directors, officers, employees, affiliates and agents (“Indemnified Parties”) from and against any and all losses, claims, liabilities and expenses (including reasonable attorney’s fees and expenses) (“Losses”)

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incurred by any of them arising out of (i) any breach by the other party of any representation, warranty or agreement contained in this Agreement, (ii) any willful misconduct or negligence by the other party in the performance of, or failure to perform, its obligations under this Agreement, including but not limited to, a party’s failure to timely provide information that is accurate and in proper form, as required under this Agreement, or to timely restrict trading in accordance with this Agreement, or a party’s failure to restrict unauthorized access to or unauthorized use or disclosure to an unauthorized third party of any non-public personal financial information of a consumer provided or received pursuant to this Agreement.  This Section shall survive termination of this Agreement.

E.                 Prior Agreements.

The parties acknowledge that prior to the effective date of this Agreement efforts to monitor and deter excessive trading activity within the Variable Products were governed by whatever practices NBMI and the Intermediaries agreed to follow in the absence of any formal agreement.  The parties also acknowledge having previously entered into fund participation and/or selling and service agreements concerning the purchase and redemption of shares of Funds through the Variable Products.  The terms of this Agreement supplement NBMI participation and/or selling and service agreements and to the extent the terms of this Agreement conflict with the terms of NBMI participation and/or selling and service agreements, the terms of this Agreement will control.  This Agreement will terminate upon termination of NBMI participation and/or selling and service agreements.

F.                 Notices.

1.                  Except as otherwise provided, all notices and other communications hereunder shall be in writing and shall be sufficient if delivered by hand or if sent by confirmed facsimile or e-mail, or by mail, postage prepaid, addressed:

a.                   If to Intermediaries, to:

ING U.S. Financial Services

Attention: Jacqueline Salamon

Address:    151 Farmington Avenue

                  Hartford, CT 06156-8975

Phone:       860-723-2242

Fax:           860-723-2214

Email:        Jacqueline.Salamon@us.ing.com

b.                  If to NBMI, to:

Neuberger Berman Management Inc.

Neuberger Berman Funds

605 Third Avenue - 2nd Floor

New York, NY   10158-0180

Attention:        Peter Sundman, President, NBMI and Chairman and Chief Executive Officer, Neuberger Berman Funds

cc:                    Margo Rappoport

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telephone:        (646) 497-4671

telecopier:        (212) 476-5781

email:               mrappoport@nb.com

2.                  The parties may by like notice, designate any future or different address to which subsequent notices shall be sent.  Any notice shall be deemed given when received.

G.                Applicable Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of laws.

H.                Assignment.  Neither party may assign the Agreement, or any of the rights, obligations, or liabilities under the Agreement, without the written consent of the other party.  Notwithstanding the foregoing, this Agreement shall be deemed assigned to the extent the Dealer/Services Agreement is deemed assigned.

I.                   Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but both of which shall together constitute one and the same instrument.

J.                  Right to Suspend Trading by Intermediary.  NBMI may, in its discretion, suspend or cease offering Funds shares for purchase through the Intermediary if the Intermediary fails to satisfy its obligations under this Agreement.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized officer as of the date first written above.

ING Life Insurance and Annuity Company		Security Life of Denver Insurance Company

By:	/s/Jacqueline Salamon	By:	/s/Jacqueline Salamon

Name and Title:	Jacqueline Salamon Authorized Representative	Name and Title:	Jacqueline Salamon Authorized Representative

ING National Trust		Systematized Benefits Administrators Inc.

By:	/s/Jacqueline Salamon	By:	/s/Jacqueline Salamon

Name and Title:	Jacqueline Salamon Authorized Representative	Name and Title:	Jacqueline Salamon Authorized Representative

ING USA Annuity and Life Insurance Company		Neuberger Berman Management Inc.

By:	/s/Jacqueline Salamon	By:	/s/Peter Sundman

Name and Title:	Jacqueline Salamon Authorized Representative	Name and Title:	Peter Sundman President

ReliaStar Life Insurance Company

By:	/s/Jacqueline Salamon

Name and Title:	Jacqueline Salamon Authorized Representative

ReliaStar Life Insurance Company of New York

By:	/s/Jacqueline Salamon

Name and Title:	Jacqueline Salamon Authorized Representative

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Schedule A

ING “Excessive Trading” Policy

The ING family of insurance companies (“ING”), as providers of multi-fund variable insurance and retirement products, has adopted this Excessive Trading Policy to respond to the demands of the various fund families which make their funds available through our variable insurance and retirement products to restrict excessive fund trading activity and to ensure compliance with Section 22c-2 of the Investment Company Act of 1940, as amended.  ING’s current definition of Excessive Trading and our policy with respect to such trading activity is outlined below.

1.      ING actively monitors fund transfer and reallocation activity within its variable insurance and retirement products to identify Excessive Trading.

ING currently defines Excessive Trading as:

a.       More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a “round-trip”).  This means two or more round-trips involving the same fund within a 60 calendar day period would meet ING’s definition of Excessive Trading; or

b.      Six round-trips within a twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

a.       Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);

b.      Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;

c.       Purchases and sales of fund shares in the amount of $____ or less;

d.      Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and

e.       Transactions initiated by a member of the ING family of insurance companies.

2.      If ING determines that an individual has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, ING will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit  (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that ING may make available from time to time (“Electronic Trading Privileges”).  Likewise, if ING determines that an individual has made five round-trips within a twelve month period, ING will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a six month suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual.  A copy of the warning letters and details of the individual’s trading activity may also be sent to the fund whose shares were involved in the trading activity.

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3.      If ING determines that an individual has used one or more of its products to engage in Excessive Trading, ING will send a second letter to the individual. This letter will state that the individual’s Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those which involve the fund whose shares were involved in the Excessive Trading activity, will then have to be initiated by providing written instructions to ING via regular U.S. mail. During the six month suspension period, electronic “inquiry only” privileges

will be permitted where and when possible.   A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual’s trading activity may also be sent to the fund whose shares were involved in the Excessive Trading activity.

4.      Following the six month suspension period during which no additional Excessive Trading is identified, Electronic Trading Privileges may again be restored.  ING will continue to monitor the fund transfer and reallocation activity, and any future Excessive Trading will result in an indefinite suspension of the Electronic Trading Privileges.  Excessive Trading activity during the six month suspension period will also result in an indefinite suspension of the Electronic Trading Privileges.

5.      ING reserves the right to limit fund trading or reallocation privileges with respect to any individual, with or without prior notice, if ING determines that the individual’s trading activity is disruptive, regardless of whether the individual’s trading activity falls within the definition of Excessive Trading set forth above.  Also, ING’s failure to send or an individual’s failure to receive any warning letter or other notice contemplated under this Policy will not prevent ING from suspending that individual’s Electronic Trading Privileges or taking any other action provided for in this Policy.

6.      Each fund available through ING’s variable insurance and retirement products, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy. ING reserves the right, without prior notice, to implement restrictions and/or block future purchases of a fund by an individual who the fund has identified as violating its excessive/frequent trading policy.  All such restrictions and/or blocking of future fund purchases will be done in accordance with the directions ING receives from the fund.

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